                  PAPER D

                  Borrowing and Debt Management
---------------------------------------------------------------------------------------------------------------------------

                2006 ONTARIO BUDGET

                                                                     BORROWING AND DEBT MANAGEMENT

Long-Term Public Borrowing
---------------------------------------------------------------------------------------------------------------------------

         As an agency of the Ministry of Finance, the primary goal of the Ontario Financing Authority (OFA) is to manage the borrowing, debt and cash management activities of the Province and the Ontario Electricity Financial
         Corporation (OEFC) in a timely and cost-effective manner.(1)

         The interim long-term public borrowing requirement for 2005-06 is $23.8 billion, down $3.4 billion from the $27.2 billion estimated in the 2005 Budget Plan. The change in the long-term public borrowing requirement is mainly due to a decline in the deficit and a decision to bring cash (or liquid) reserves more into line with historical levels. Cash reserves of the Province and OEFC are projected at $6.1 billion as of March 31, 2006, which compares to average cash reserves of $6.0 billion over the past five years.

         Approximately 80 per cent of the Province's borrowing program was completed in the domestic market through a OMITTED]
         number of instruments, providing a total of $19.1 billion, including:

[Pie chart showing domestic market borrowing.]

•      Syndicated issues;

•      Medium-Term Notes;

•      Bond auctions;

•      Ontario Savings Bonds;

•      Real Return Bonds; and

•      Floating Rate Notes.

         Following the success of Ontario's first real return bond (RRB) issue in September 2005, the OFA issued a second
         RRB for $300 million in March 2006, using derivatives to cost-effectively convert the issue into fixed rate debt.

--------------------
(1)      A glossary of terms is included at the end of this Paper.

         While the majority of borrowing was completed in the domestic market, the Province also issued successfully in the international capital markets, including:

[Pie chart showing borrowing for all markets.]

•      Bonds denominated in U.S. and New Zealand dollars; and

•      Euro Medium-Term Notes (EMTNs) in Canadian and Australian dollars and Swiss francs. Ontario also issued South
              African rand EMTNs, the first by any province.

         The OEFC is the agency of the Province responsible for managing the debt and other liabilities of the former
         Ontario Hydro. Interim 2005-06 results for OEFC show an excess of revenues over expenditures of $1,085 million, reducing its unfunded liability (or "stranded debt of the electricity sector") from $20.4 billion to $19.3 billion. This is the first time that OEFC's unfunded liability has declined below the initial level of $19.4 billion at the time of the restructuring of the old Ontario Hydro on April 1, 1999.

2005-06 BORROWING PROGRAM: PROVINCE AND OEFC
-------------------------------------------------------------------------------------------------------------------------

($ BILLIONS)
-------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------- ---------------- ----------------- ---------------
                                                                           Budget Plan           Interim         In-Year
                                                                                                          --------------
                                                                                                                  Change
---------------------------------------------------------------------- ---------------- ----------------- ---------------
---------------------------------------------------------------------- ---------------- ----------------- ---------------
Deficit/(Surplus)                                                                  2.8               1.4           (1.4)
Adjustments for:
    Non-Cash Items Included in Deficit                                             2.3               3.9             1.6
    Amortization of Major Tangible Capital Assets                                (0.8)             (2.1)           (1.3)
Investment in Capital Assets                                                       1.8               2.1             0.3
Debt Maturities                                                                   20.5              19.8           (0.7)
Debt Redemptions                                                                   0.7               1.1             0.4
Canada Pension Plan Borrowing                                                    (1.2)             (1.0)             0.2
Increase/(Decrease) in Cash and Cash Equivalents                                     -             (1.5)           (1.5)
Decrease/(Increase) in Short-Term Borrowing                                          -             (1.8)           (1.8)
Other Uses/(Sources) of Cash                                                       1.1               1.9             0.8
---------------------------------------------------------------------- ---------------- ----------------- ---------------
---------------------------------------------------------------------- ---------------- ----------------- ---------------
Total Long-Term Public Borrowing Requirement                                      27.2              23.8           (3.4)
---------------------------------------------------------------------- ---------------- ----------------- ---------------
------------------------------------------------------------------------------------------------- -----------------------
Note: Numbers may not add due to rounding.
------------------------------------------------------------------------------------------------- -----------------------

The increase in non-cash items included in the deficit is primarily due to accounting changes related to the consolidation of hospitals, school boards and colleges. These accounting changes resulted in a $1.3 billion increase in the amortization of major tangible capital assets. Also contributing to the increase are changes in the timing of receipts and expenses on a cash versus accrual basis.

The $0.7 billion decline in debt maturities is mainly attributable to debt issues with callable or extendible features that were shifted into the 2006-07 fiscal year.

MEDIUM-TERM BORROWING OUTLOOK: PROVINCE AND OEFC
------------------------------------------------------------------------------------------------------------------------

($ BILLIONS)
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------- ------------- ------------ ------------ ------------
                                                                                      2006-07      2007-08      2008-09
------------------------------------------------------------------- ------------- ------------ ------------ ------------
------------------------------------------------------------------- ------------- ------------ ------------ ------------
Deficit/(Surplus)                                                                         2.4          1.5            -
Adjustments for:
    Non-Cash Items Included in Deficit                                                    1.1          1.7          1.5
    Amortization of Major Tangible Capital Assets                                       (2.2)        (2.4)        (2.5)
Investment in Capital Assets                                                              2.5          2.7          2.7
Debt Maturities:
    Currently Outstanding                                                                15.1         13.9         19.3
    Incremental Impact of Future Refinancing                                                -          1.0            -
Debt Redemptions                                                                          0.7          0.7          0.7
Canada Pension Plan Borrowing                                                           (0.4)        (0.4)       (0 .6)
Increase/(Decrease) in Cash and Cash Equivalents                                            -            -          1.0
Decrease/(Increase) in Short-Term Borrowing                                               1.4          0.2            -
Other Uses/(Sources) of Cash                                                              0.2          0.9          1.3
------------------------------------------------------------------- ------------- ------------ ------------ ------------
------------------------------------------------------------------- ------------- ------------ ------------ ------------
Total Long-Term Public Borrowing Requirement                                             20.8         19.8         23.4
------------------------------------------------------------------- ------------- ------------ ------------ ------------
------------------------------------------------------------------------------------------------------------------------
Note: Numbers may not add due to rounding.
------------------------------------------------------------------------------------------------------------------------

         Refinancing maturing debt remains a primary component of the medium-term borrowing outlook. Debt maturities for
         the Province and OEFC are projected at $15.1 billion in   2006-07, $14.9 billion in 2007-08 and $19.3 billion in
         2008-09.

         The Canadian domestic market will remain the main funding source for the Province in 2006-07. However, the
         Province will maintain a flexible approach to borrowing, monitoring both domestic and international capital markets to seek out diversified borrowing opportunities that minimize debt servicing costs.

         The government will seek the approval of the legislature for additional borrowing authority to meet program requirements.

Debt
---------------------------------------------------------------------------------------------------------------------------

[Bar chart showing net debt and total debt for 1990-91 through 2004-2005 with projections for 2005-2006 and 2006-2007.]

         The Province's total debt is projected to be $154.7 billion as of March 31, 2006.

         Ontario's net debt, the difference between total liabilities and total financial assets of the Province, was
         $140.7 billion as of March 31, 2005 and is projected to be $143.0 billion as of March 31, 2006.

         The debt of the Ontario Strategic Infrastructure Financing Authority (OSIFA) is projected to be $1.3 billion as of March 31, 2006. OSIFA's debt is included in total debt, but not in net debt, as its debt is offset by projected net assets of $1.3 billion. OSIFA's debt is not guaranteed by the Province.

         The non-financial assets include the consolidation of hospitals, school boards and colleges, which does not impact net debt.

TOTAL DEBT COMPOSITION

[Pie chart showing total debt composition.]

         Total debt (projected as of March 31, 2006) is composed of bonds and debentures issued in both the short- and long-term public capital markets and non-public debt held by certain federal and provincial public-sector pension plans and government agencies.

         Public debt totals $130.6 billion, primarily consisting of bonds issued in the domestic and international long-term public markets in 10 currencies. Ontario also had $24.1 billion outstanding in non-public debt issued in Canadian dollars.

DEBT MANAGEMENT

         The Province mitigates the financial risks associated with its capital market activities by adhering to prudent risk management policies and exposure limits.

[Bar chart showing interest rate reset exposure excluding OEFC debt on March 31 for 2002 through 2005 and February 28, 2006.]

[Bar chart showing foreign exchange exposure excluding OEFC debt on March 31 for 2002 through 2005 and February 28, 2006.]

         The Province limits itself to a maximum interest rate reset exposure of 25 per cent of debt issued for Provincial purposes and a maximum foreign exchange exposure of five per cent of debt issued for Provincial purposes.

         The Province's interest rate reset and foreign exchange exposures remained well below policy limits in fiscal
         2005-06.

DEBT MATURITIES

[Bar chart showing debt maturities for the province, the OEFC and matured debt for 2006 through 2014 and then for five year increments until 2044.]

         The most significant component of the borrowing program is the refinancing of debt maturities. The OFA will continue to aim for a balanced maturity profile and take advantage of opportunities to schedule maturities into years that currently have lower levels of maturing debt.

COST OF DEBT

[Graph showing the effective interest rate of debt for total debt, public debt and non-public debt covering 1990-1991 through
2005-2006.]

         The effective interest rate (on a weighted-average basis) on total debt, which is projected to be  $154.7 billion as of March 31, 2006, is 6.1 per cent, compared to 6.3 per cent on March 31, 2005 and 10.9 per cent on March 31,
         1991.

         During 2005-06, the Bank of Canada increased short-term interest rates. However, long-term rates declined to their lowest level in 45 years, resulting in a much flatter yield curve.

         The Province has taken advantage of lower long-term rates by issuing a number of longer-dated bond issues in
         2005-06. Approximately 67 per cent or $16 billion in bonds were issued in terms of 10 years or longer. This has contributed to the decrease in the cost of debt.

Consolidated Financial Tables
---------------------------------------------------------------------------------------------------------------------------

         Table D1: Net Debt and Accumulated Deficit

         Table D2: Debt Maturity Schedule

         Table D3: Medium-Term Outlook-- Net Debt and Accumulated Deficit

         Table D4: Derivative Portfolio Notional Value

-----------------------------------------------------------------------------------------------------------------------------

NET DEBT AND ACCUMULATED DEFICIT                                                                                TABLE D1
INTERIM 2006                                                                                                ($ MILLIONS)
-----------------------------------------------------------------------------------------------------------------------------
------------------------------------------- ------------- ------------ ------------ -------------- ------------ -------------
                                                                                                     Interim        Plan
                                              2001-02       2002-03      2003-04       2004-05       2005-06      2006-07
------------------------------------------- ------------- ------------ ------------ -------------- ------------ -------------
------------------------------------------- ------------- ------------ ------------ -------------- ------------ -------------
Debt(1)
Publicly Held Debt
  Debentures and Bonds(2)                         99,990      102,958      116,732        125,279      123,344       130,579
  Treasury Bills                                   5,108        6,274        3,359          3,747        4,878         3,507
  U.S. Commercial Paper(2)                         1,566        1,515        1,156            269          705           705
  Ontario Strategic Infrastructure
    Financing Authority (OSIFA)(3)                     -            -          323          1,288        1,273         1,760
  Other                                              447          438          422            404          385             -
  Deposits with the Province of
   Ontario Savings Office (POSO)(4)                2,438            -            -              -            -             -
                                            ------------- ------------ ------------ -------------- ------------ -------------
                                            ------------- ------------ ------------ -------------- ------------ -------------
                                                 109,549      111,185      121,992        130,987      130,585       136,551
                                            ------------- ------------ ------------ -------------- ------------ -------------
                                            ------------- ------------ ------------ -------------- ------------ -------------
Non-Public Debt
    Canada Pension Plan Investment Fund           11,944       10,746       10,233         10,233       10,233        10,233
    Ontario Teachers' Pension Fund                11,043       10,387        9,487          8,666        7,596         6,411
    Public Service Pension Fund                    3,331        3,200        3,052          2,886        2,705         2,501
    Ontario Public Service Employees'
     Union Pension Fund (OPSEU)                    1,582        1,520        1,450          1,371        1,286         1,189
    Canada Mortgage and Housing
     Corporation                                   1,116        1,078        1,047          1,003          959           913
    Other5                                           581          356        1,096          1,231        1,348         1,234
                                            ------------- ------------ ------------ -------------- ------------ -------------
                                            ------------- ------------ ------------ -------------- ------------ -------------
                                                  29,597       27,287       26,365         25,390       24,127        22,481
                                            ------------- ------------ ------------ -------------- ------------ -------------
                                            ------------- ------------ ------------ -------------- ------------ -------------
Total Debt                                       139,146      138,472      148,357        156,377      154,712       159,032
Cash and Temporary Investments                   (5,773)      (7,252)      (8,139)       (13,422)      (6,460)       (6,460)
Other Net (Assets)/Liabilities(6)                (1,252)        1,427      (1,348)        (1,028)      (4,037)       (4,072)
OSIFA Net (Assets)/Liabilities(3)                      -            -        (313)        (1,265)      (1,254)       (1,737)
                                            ------------- ------------ ------------ -------------- ------------ -------------
                                            ------------- ------------ ------------ -------------- ------------ -------------
Net Debt                                         132,121      132,647      138,557        140,662      142,961       146,763
Non-Financial Assets(7)                                -     (13,942)     (14,369)       (14,919)     (29,908)      (31,360)
                                            ------------- ------------ ------------ -------------- ------------ -------------
Accumulated Deficit(8)                           132,121      118,705      124,188        125,743      113,053       115,403
------------------------------------------- ------------- ------------ ------------ -------------- ------------ -------------
-----------------------------------------------------------------------------------------------------------------------------
(1) Includes debt issued by the Province and Government Organizations, including Ontario Electricity Financial Corporation.
(2) All balances are expressed in Canadian dollars. The balances above reflect the effect of related derivative contracts.
(3) OSIFA's interim 2005-06 debt is composed of Ontario Opportunity Bonds ($323 million), Infrastructure Renewal Bonds
    ($650 million) and short-term commercial paper ($300 million). OSIFA's debt is not guaranteed by the Province. OSIFA
    Net (Assets)/Liabilities includes cash, investments, interest and loans receivable, debt issue costs, accounts payable and loans payable.
(4) The Province completed the sale of POSO to Desjardins Credit Union effective March 31, 2003, with the POSO liabilities to the depositors assumed by the purchaser.
(5) Other non-public debt includes Ontario Municipal Employees Retirement Fund, College of Applied Arts and Technology
    Pension Plan, Ryerson Retirement Pension Plan, Ontario Immigrant Investor Corporation and indirect debt of school boards (the indirect debt of school boards was incurred in June 2003 to refinance the non-permanently financed debt of
    55 school boards; an equivalent amount is included in Net Assets as advance payments to school boards).
(6) Other Net (Assets)/Liabilities include accounts receivable, loans receivable, advances and investments in government business enterprises, accounts payable, accrued liabilities, pensions and the liability for power purchase agreements with non-utility generators.
(7) Non-financial assets include tangible capital assets and net assets of hospitals, school boards and colleges, which, starting with fiscal-year 2005-06, are consolidated using one-line consolidation.
(8) Accumulated deficit represents net debt adjusted for non-financial assets. Accumulated deficit for 2005-06 includes the opening combined net assets of hospitals, school boards and colleges.
Source: Ontario Ministry of Finance.
-----------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

DEBT MATURITY SCHEDULE                                                                                      TABLE D2
INTERIM 2006                                                                                            ($ MILLIONS)
-------------------------------------------------------------------------------------------------------------------------
------------------------ ------------- ------------ ------------- ------------ ---------------- ------------ ------------
                                                                                                  Interim
                           Canadian       U.S.        Japanese                      Other         2005-06      2004-05
       Currency             Dollar       Dollar         Yen         Euro(1)     Currencies(2)      Total        Total
------------------------ ------------- ------------ ------------- ------------ ---------------- ------------ ------------
------------------------------------------------------------------------------------------------------------ ------------
Fiscal Year Payable
Year (1)                     (17,263)      (3,312)         (460)            -                -       21,035       24,073
Year (2)                      (8,086)      (5,405)         (320)            -              230       14,041       14,864
Year (3)                     (14,872)      (3,530)             -          795              207       19,404       12,777
Year (4)                      (8,413)      (1,654)         (710)        1,443              870       13,090       19,276
Year (5)                      (5,988)            -             -            -              252        6,240       12,758
------------------------ ------------- ------------ ------------- ------------ ---------------- ------------ ------------
------------------------ ------------- ------------ ------------- ------------ ---------------- ------------ ------------
(1)-5 years                  (54,622)     (13,901)       (1,490)        2,238            1,559       73,810       83,748
(6)-10 years                 (21,991)      (5,212)          (98)        1,188            1,706       30,195       28,994
(11)-15 years                 (4,693)            -             -            -                -        4,693        2,996
(16)-20 years                (11,767)            -             -            -                -       11,767       10,156
(21)-25 years                (12,843)            -             -            -                -       12,843       14,993
(26)-40 years(3)             (21,404)            -             -            -                -       21,404       15,490
------------------------ ------------- ------------ ------------- ------------ ---------------- ------------ ------------
------------------------ ------------- ------------ ------------- ------------ ---------------- ------------ ------------
Total(4)                    (127,320)     (19,113)       (1,588)        3,426            3,265      154,712      156,377
------------------------ ------------- ------------ ------------- ------------ ---------------- ------------ ------------
------------------------ ------------- ------------ ------------- ------------ ---------------- ------------ ------------
Debt Issued                 (102,882)     (14,755)       (1,588)        3,426            2,648      125,299
for Provincial
Purposes                                                                                                         127,571
OEFC Debt                    (23,165)      (4,358)             -            -              617       28,140       27,518
OSIFA Debt                    (1,273)            -             -            -                -        1,273        1,288
------------------------ ------------- ------------ ------------- ------------ ---------------- ------------ ------------
------------------------ ------------- ------------ ------------- ------------ ---------------- ------------ ------------
Total(5)                    (127,320)     (19,113)       (1,588)        3,426            3,265      154,712      156,377
------------------------ ------------- ------------ ------------- ------------ ---------------- ------------ ------------
-------------------------------------------------------------------------------------------------------------------------
(1)      Euro includes debt issued in legacy currency, i.e., French franc.
(2)      Other currencies consist of the Australian dollar, New Zealand dollar, Pound sterling, Swiss franc, Hong Kong dollar and South African rand.
(3)      The longest term to maturity is to June 2, (2045.)
(4)      Total foreign currency denominated debt as at March 31, 2006 is $27.4 billion (2005, $32.3 billion). Of that,
    $26.3 billion or 96.0 per cent (2005, $31.1 billion or 96.3 per cent) was fully hedged to Canadian dollars.
(5) Total debt includes issues totalling $4.5 billion (2005, $2.9 billion) that have embedded options exercisable by either the Province or the bondholder under specific conditions.
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
MEDIUM-TERM OUTLOOK                                                                                         TABLE D3
NET DEBT AND ACCUMULATED DEFICIT                                                                        ($ BILLIONS)
-------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------- --------------------- ------------------- -------------------
                                                                                             2007-08             2008-09
----------------------------------------------------------- --------------------- ------------------- -------------------
----------------------------------------------------------- --------------------- ------------------- -------------------
Total Debt                                                                                   (165.2)             (170.2)
Cash and Temporary Investments                                                                 (6.5)               (7.5)
Other Net (Assets)/Liabilities                                                                 (6.2)               (7.9)
OSIFA Net (Assets)/Liabilities                                                                 (2.7)               (3.6)
----------------------------------------------------------- --------------------- ------------------- -------------------
----------------------------------------------------------- --------------------- ------------------- -------------------
Net Debt                                                                                     (149.8)             (151.2)
Non-Financial Assets                                                                          (32.9)              (34.3)
----------------------------------------------------------- --------------------- ------------------- -------------------
Accumulated Deficit                                                                          (116.9)             (116.9)
----------------------------------------------------------- --------------------- ------------------- -------------------

DESCRIPTION OF DERIVATIVE FINANCIAL INSTRUMENTS

         The table below presents a preliminary maturity schedule of the Province's and OEFC's derivative financial instruments, by type, based on the notional amounts of the contracts. Notional amounts represent the volume of outstanding derivative contracts, are not indicative of credit or market risk, and are not representative of actual cash flows.

         Derivatives are financial contracts, the value of which is derived from underlying instruments. The Province uses derivatives to hedge and to minimize interest costs. Hedges are created primarily through swaps, which are legal arrangements under which the Province agrees with another party to exchange cash flows based on one or more notional amounts using stipulated reference interest rates for a specified period. Swaps allow the Province to offset its existing obligations and thereby effectively convert them into obligations with more desirable characteristics. Other derivative instruments used by the Province include forward foreign exchange contracts, forward rate agreements, futures, options, caps and floors.

         The Province also limits its credit risk exposure on derivatives by entering into contractual agreements (master agreements) that provide for termination netting and, if applicable, payment netting with virtually all of its counterparties.

---------------------------------------------------------------------------------------------------------------------------
DERIVATIVE PORTFOLIO NOTIONAL VALUE                                                                        TABLE D4
INTERIM 2006                                                                                           ($ MILLIONS)
---------------------------------------------------------------------------------------------------------------------------
-------------------------- ---------- ---------- ---------- --------- ---------- ---------- -------- ---------- -----------
Maturity in Fiscal Year      2006-07    2007-08    2008-09   2009-10    2010-11       6-10     Over    Interim     2004-05
                                                                                                 10    2005-06
                                                                                     Years    Years      Total       Total
-------------------------- ---------- ---------- ---------- --------- ---------- ---------- -------- ---------- -----------
-------------------------- ---------- ---------- ---------- --------- ---------- ---------- -------- ---------- -----------
Swaps:
    Interest rate              7,610     12,518     10,030     7,727      1,847     18,061    3,693     61,486      69,116
    Cross currency             4,588      4,438      4,626     5,020        496      9,140        -     28,308      30,947
Forward foreign
    exchange contracts
Caps and floors                2,181          -          -         -          -          -        -      2,181       5,241
Futures                          443          -          -        88          -          -        -        531         761
                                   -          -          -         -          -          -        -          -          62
-------------------------- ---------- ---------- ---------- --------- ---------- ---------- -------- ---------- -----------
-------------------------- ---------- ---------- ---------- --------- ---------- ---------- -------- ---------- -----------
Total                         14,822     16,956     14,656    12,835      2,343     27,201    3,693     92,506     106,127
-------------------------- ---------- ---------- ---------- --------- ---------- ---------- -------- ---------- -----------

Glossary of Financial Terms Used in Paper D
---------------------------------------------------------------------------------------------------------------------------

         Amortization of Major Tangible Capital Assets: the portion of the cost of major tangible capital assets owned by the Province allocated to annual expense, the portion of the cost of tangible capital assets of fully consolidated government organizations allocated to annual expense, and the Province's portion of the cost of major tangible capital assets of hospitals, school boards and colleges allocated to annual expense.

         Canada Pension Plan Borrowing: the Province has the option of borrowing from the Canada Pension Plan as a source of long-term borrowing.

         Cap: a contract that allows the purchaser to put a ceiling on the contractual interest rate of a liability.

         Debt Maturities: total forecasted amount of debt that will be due for repayment in the fiscal year.

         Debt Redemptions: total forecasted amount of variable and step-up Ontario Savings Bonds expected to be redeemed in the fiscal year.

         Derivatives: are financial contracts, the value of which is derived from underlying instruments. The Province uses derivatives to hedge and minimize interest costs.

         Domestic Bonds: debt securities issued in the domestic market, clearing through the domestic clearing system.

         Euro Medium-Term Notes (EMTNs): issued outside the United States and Canada and structured to meet individual investor requirements.

         Floating Rate Notes (FRNs): debt instruments that bear a variable rate of interest. Coupons are linked to a floating interest rate index, and pay out at a predetermined yield spread to the index.

         Floor: a contract that allows the purchaser to have a lower limit on the total rate of return of an asset.

         Forward Foreign Exchange Contract: an agreement between two parties to set exchange rates in advance.

         Future: an exchange-traded contract that confers an obligation to buy/sell a commodity at a specified price and amount on a future date.

         Global Bonds: debt securities issued simultaneously in the international and domestic markets, settling through various worldwide clearing systems. These can be issued in a variety of currencies including Canadian and U.S.
         dollars.

         Increase/(Decrease) in Cash and Cash Equivalents: the change in cash and other short-term liquid instruments.

         Investment in Capital Assets: the cost of acquiring major tangible capital assets owned by the Province during the year, including land, buildings, highways and bridges; the cost of tangible capital assets acquired by fully consolidated government organizations, including land, buildings and equipment; and the Province's portion of the cost of tangible capital assets acquired by hospitals and colleges during the year, including land, buildings and equipment.

         Medium-Term Notes (MTNs): debt instruments offered under a registered program and structured to meet specific investor needs.

         Non-Cash Items Included in Deficit: adjustments to the deficit (reported on an accrual basis) to determine cash flows to be used in operating activities. Non-cash adjustments include revenues that are earned but not received and/or expenses that were recognized but not paid during the fiscal year.

         Notional Value: represents the face value of outstanding contracts. It does not represent cash flows.

         Option: a contract whereby the buyer has the right to buy/sell a designated instrument at a specified price within a specified period of time.

         Real Return Bonds (RRBs): debt securities that pay investors a rate of return that is adjusted for inflation using the Canadian consumer price index (CPI).

         Swap: a legal arrangement, the effect of which is that each of the parties (the counterparty) takes responsibility for a financial obligation incurred by the other counterparty. An interest rate swap exchanges floating interest payments for fixed interest payments or vice versa. A cross-currency swap exchanges principal and interest payments in one currency for cash flows in another currency.

         Syndicated Issues: debt securities that are underwritten by a group of investment dealers.

         Treasury Bills: short-term debt instruments issued by governments on a discount basis usually for durations of 91 days, 182 days or 52 weeks.

         U.S. Commercial Paper (CP): short-term debt typically issued by a government or corporation on a discount basis.
         CP is limited to terms of one to 270 days.

         Yield: the effective rate of interest paid on a bond. Yield is the annual rate of return of any investment or debt and is expressed as a percentage.

         Yield Curve: the relationship between market yields and bond maturities. It is often upward-sloping with maturity, due to investors' requirements for a greater yield when committing their funds for a longer investment horizon.